UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Date of report: November 24, 2004

Commission file number 1- 12874

TEEKAY SHIPPING CORPORATION
(Exact name of Registrant as specified in its charter)

TK House
Bayside Executive Park
West Bay Street & Blake Road
P.O. Box AP-59212, Nassau, Bahamas
(Address of principal executive office)

          [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F          X           Form 40- F

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):          ]

Yes                     No          X

          [Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):          ]

Yes                     No          X

          [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                     No          X

          [If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-          ]

Item 1 - Information Contained in this Form 6-K Report

Attached as Exhibit I is a copy of an announcement of Teekay Shipping Corporation (the “Company”), dated November 24, 2004.

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE FOLLOWING REGISTRATION STATEMENTS OF THE COMPANY.

• REGISTRATION STATEMENT ON FORM F-3 (NO. 33-97746) FILED WITH THE SEC ON OCTOBER 4, 1995;
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-42434) FILED WITH THE SEC ON JULY 28, 2000;
• REGISTRATION STATEMENT ON FORM F-3 (NO. 333-102594) FILED WITH THE SEC ON JANUARY 17, 2003; AND
• REGISTRATION STATEMENT ON FORM S-8 (NO. 333-119564) FILED WITH THE SEC ON OCTOBER 6, 2004

SIGNATURES

           Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: November 24, 2004	TEEKAY SHIPPING CORPORATION By: /s/ Peter Evensen Peter Evensen Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)

EXHIBIT I

TEEKAY SHIPPING CORPORATION TK House, Bayside Executive Park, West Bay Street & Blake Road P.O. Box AP-59212, Nassau, Bahamas

NEWS RELEASE

TEEKAY SHIPPING CORPORATION ANNOUNCES FILING OF
REGISTRATION STATEMENT FOR INITIAL PUBLIC OFFERING BY
TEEKAY LNG PARTNERS L.P.

Nassau, The Bahamas, November 24, 2004 — Teekay Shipping Corporation (“Teekay”) (NYSE: TK) announced today that its wholly-owned subsidiary, Teekay LNG Partners L.P. (“Teekay LNG Partners”), has filed a registration statement with the U.S. Securities and Exchange Commission for an initial public offering of its common units. Application will be made to list the common units on the New York Stock Exchange.

Teekay LNG Partners is a Marshall Islands partnership recently formed by Teekay as part of its strategy to expand its operations in the liquefied natural gas (“LNG”) shipping sector. This master limited partnership will provide LNG and crude oil marine transportation services under long-term, fixed-rate contracts with major energy and utility companies through its fleet of four LNG carriers and five suezmax class crude oil tankers, primarily consisting of vessels Teekay obtained through its acquisition of Naviera F. Tapias S.A. in April 2004.

The initial public offering will include approximately 5,500,000 common units, representing an aggregate ownership of approximately 22 percent of the master limited partnership. After the offering, Teekay will own approximately a 78 percent interest in the partnership, including common units, subordinated units and its general partner interest. The offering will increase to approximately 6,325,000 common units if the underwriters exercise in full their over-allotment option, reducing Teekay’s ownership to approximately 75 percent.

The book-running manager of the initial public offering will be Citigroup Global Markets Inc. and UBS Investment Bank will act as co-lead manager. Other co-managers will include A.G. Edwards, Wachovia Securities, Raymond James, Jefferies and Company, Inc. and Deutsche Bank Securities. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933, when available, may be obtained from Citigroup Global Markets Inc., at Citigroup Global Markets Inc., c/o Prospectus Department, 140 58th Street, Brooklyn, New York, 11220; fax: 718-765-6734; phone: 718-765-6732.

A registration statement relating to these securities has been filed with the SEC but has not yet become effective. The securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective.

This news release does not constitute an offer to sell or the solicitation of an offer to buy any securities issuable pursuant to the registration statement, nor will there be any sale of these securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

The statements in this press release that are not historical facts may be forward-looking statements. These forward-looking statements involve risks and uncertainties that could cause the outcome to be materially different.

About Teekay Shipping Corporation

Teekay Shipping Corporation transports more than 10 percent of the world’s sea-borne oil and has recently expanded into the liquefied natural gas shipping sector. With a fleet of over 160 tankers, offices in 14 countries and approximately 5,500 seagoing and shore-based employees, Teekay Shipping Corporation provides a comprehensive set of marine services to the world’s leading oil and gas companies, helping them seamlessly link their upstream energy production to their downstream processing operations. Teekay’s reputation for safety, quality and innovation has earned it a position with its customers as a premier marine midstream company.

Teekay’s common stock is listed on the New York Stock Exchange where it trades under the symbol “TK”.

For Investor Relations Enquiries:
Scott Gayton
Tel: + 1 (604) 844-6654

For Media Enquiries:
Kim Barbero
Tel: +1 (604) 609-4703